Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111

April 21, 2011

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-1090	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com
Attention: Jim O’Connor

Re:
Preliminary Proxy Statement of HighMark Funds (the “Trust”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2011 (File Nos. 033-12608 and 811-5059) (the “Proxy Statement”)

Dear Mr. O’Connor:

This letter responds to comments of the staff of the SEC provided orally by you on April 14, 2011 regarding the Proxy Statement.

Comment:  In the last paragraph of page 5, under the subheading “Current Investment Advisory Agreement,” the Proxy Statement states that the most recent shareholder vote of the Investment Advisory Agreement1 concerned the applicability of an existing amendment to the series of the Trust that were organized prior to March 19, 2009, which includes HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund (the “Funds”).  Please clarify the purpose of such an amendment and whether the Trust has applied for an exemptive order from the SEC to operate using a manager of managers structure.  If so, please state the status of the application for such an exemptive order.  Please also state whether the shareholders of the Funds have approved the manager of managers structure.

Response:  On October 8, 2010, the Funds held a shareholder meeting to consider certain matters, including (i) a proposal to extend the applicability of an amendment to the Investment Advisory Agreement between HCM and the Trust to the Funds, which amendment gives specific authorization to HCM, with the approval of the Board, to delegate any or all of its responsibilities under the Investment Advisory Agreement to one or more sub-advisers and (ii) a proposal to authorize HCM, with the approval of the Board, including a majority of the Independent Trustees, to enter into and materially amend sub-advisory agreements with sub-advisers, without obtaining shareholder approval (sometimes referred to as a “manager of managers” structure).  In such shareholder meeting, the shareholders of the Funds approved the Investment Advisory Agreement amendment and the proposal to operate using the manager of managers structure.

The proposal to authorize HCM to enter into and materially amend sub-advisory agreements with sub-advisers without shareholder approval was presented because the Trust and HCM had previously submitted an application for an exemptive order from the SEC to operate the Funds and the other series of Trust using a manager of managers structure.  On January 14, 2011, the Trust and HCM filed a second amended and restated application (the “Application”) to operate the Funds and the other series of the Trust using a manager of managers structure.  The SEC had not issued its response to the Application as of the date of this letter.

The Trust has replaced the following sentences, which are under the subheading “Current Investment Advisory Agreement” on page 5:

“The Investment Advisory Agreement was last submitted to a vote of the shareholders of the Funds on October 8, 2010 in order to have an existing amendment apply to the series of the Trust that were organized prior to March 19, 2009, which includes the Funds.  The amendment gave specific authorization to HCM, with the approval of the Board but without shareholder approval, to delegate any or all of its responsibilities under the Investment Advisory Agreement to one or more sub-advisers, subject to an exemptive order from the Securities and Exchange Commission permitting such a practice.”

with the following language:

“The Investment Advisory Agreement was last submitted to a vote of the shareholders of the Funds on October 8, 2010 in order to have an amendment that before had only been applicable to certain series of the Trust apply to the Funds and the other series of the Trust to which it did not previously apply.  The amendment gave specific authorization to HCM, with the approval of the Board, to delegate any or all of its responsibilities under the Investment Advisory Agreement to one or more sub-advisers.  The shareholders of the Funds approved extending the applicability of the amendment to the Funds at the October 8, 2010 meeting.  At such meeting, the shareholders of the Funds also approved a proposal to authorize HCM, with the approval of the Board, including a majority of the Independent Trustees, to enter into and materially amend sub-advisory agreements with sub-advisers, without obtaining shareholder approval (sometimes referred to as a “manager of managers” structure).  Such proposal was presented because the Trust and HCM had previously submitted an application for an exemptive order from the Securities and Exchange Commission (the “SEC”) to operate the Funds and the other series of the Trust using a manager of managers structure.  As of the date of this proxy statement, the SEC had not issued the exemptive order to permit the Trust and HCM to operate using a manager of managers structure.”

_________________________
1 Terms capitalized herein and not otherwise defined herein have the same meaning as that set forth in the Proxy Statement.

On behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the SEC staff, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the review by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Should you have any questions, please do not hesitate to call me at (415) 315-6366.  Thank you for your assistance.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:           Pamela O’Donnell, HighMark Capital Management, Inc.
Ann Lau, HighMark Capital Management, Inc.
Karen Seaman, Union Bank, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP
Matthew Gaarder-Wang, Ropes & Gray LLP